Operating Agreement
of Three Years Gone LLC
A Limited Liability Company

THIS OPERATING AGREEMENT (this "Agreement") of Three Years Gone LLC (the "Company"), is executed and agreed to, for good and valuable consideration, by the undersigned members (the "Members").

I. Formation.

A. State of Formation. This is a Limited Liability Company Operating Agreement (the "Agreement") for Three Years Gone LLC, a Manager-managed New York State limited liability Company (the "Company") formed under and pursuant to the law of the State of New York.

B. Operating Agreement Controls. To the extent that the rights or obligations of the Members or the Company under provisions of this Operating Agreement differ from what they would be under New York State law absent such a provision, this Agreement, to the extent permitted under New York State law, shall control.

C. Primary Business Address. The location of the primary place of business of the Company is: 286 20th Street #PH4A, Brooklyn, NY 11215, or such other location as shall be selected from time to time by the Members.

D. Registered Agent and Office. The Company's initial agent (the "Agent") for service of process is Taryn Kosviner. The Agent's registered office is 286 20th Street #PH4A, Brooklyn, NY 11215. The Company may change its registered office, its registered agent, or both, upon filing a statement with the New York Department of State.

E. No State Law Partnership. No provisions of this Agreement shall be deemed or construed to constitute a partnership (including, without limitation, a limited partnership) or joint venture, or any Member a partner or joint venturer of or with any other Member, for any purposes other than for federal and state tax purposes.

II. Purposes and Powers.

A. Purpose. The Company is created for the sole business purpose of developing, producing, completing, delivering, and marketing the motion picture presently entitled "Three Years Gone".

B. Powers. The Company shall have all of the powers of a limited liability Company set forth under the law of the State of New York.

C. Duration. The Company's term shall commence upon the filing of an Articles of Organization and all other such necessary materials with the State of New York. The Company will operate until terminated as outlined in this Agreement unless:

1. A majority of the Members vote to dissolve the Company;

2. No Member of the Company exists, unless the business of the Company is continued in a manner permitted by New York State law;

3. It becomes unlawful for either the Members or the Company to continue in business;

4. A judicial decree is entered that dissolves the Company; or

5. Any other event results in the dissolution of the Company under federal or New York State law.

III. Members.

A. Members. The Members of the Company (jointly the "Members") and their Membership Interest at the time of adoption of this Agreement are as follows:

Taryn Kosviner, 25%
Satara Ventures LLC, 25%
John Gutierrez, 25%
Andrew Michau, 25%

B. Initial Contribution. Each Member shall make an Initial Contribution to the Company. (The Initial Contributions of each shall be as described or defined in Attachment A, Initial Contributions of the Members. Such Contributions shall

include intellectual property, time, effort, as well as any initial Capital Contributions.) No Member shall be entitled to interest on their Initial Contribution. Except as expressly provided by this Agreement, or as required by law, no Member shall have any right to demand or receive the return of their Initial Contribution. Any modifications as to the signatories' respective rights as to the receipt of their initial contributions must be set forth in writing and signed by all interested parties.

C. Limited Liability of the Members. Except as otherwise provided for in this Agreement or otherwise required by the law of the State of New York, no Member shall be personally liable for any acts, debts, liabilities or obligations of the Company beyond their respective Initial Contribution, including liability arising under a judgment, decree or order of a court. The Members shall look solely to the Company property for the return of their Initial Contribution, or value thereof, and if the Company property remaining after payment or discharge of the debts, liabilities or obligations of the Company is insufficient to return such Initial Contributions, or value thereof, no Member shall have any recourse against any other Member except as is expressly provided for by this Agreement or as otherwise allowed by law.

D. Death, Incompetency or Termination of a Member. Should a Member die, be declared incompetent, or withdraw from the Company by choice, the remaining Members will have the option to buy out that Member's Membership Interest in the Company. Should the Members agree to buy out the Membership Interest of the withdrawing Member, that Interest shall be paid for equally by the remaining Members and distributed in equal amounts to the remaining Members. The Members agree to hire an outside firm to assess the value of the Membership Interest. The Members shall equally be responsible for the cost of the outside firm. The Members will have 60 days to decide if they want to buy the Membership Interest together and disperse it equally. If all Members do not agree to buy the Membership Interest, individual Members will then have the right to buy the Membership Interest individually. If more than one Member requests to buy the remaining Membership Interest, the Membership Interest will be paid for and split equally among those Members wishing to purchase the Membership Interest. If all Members agree by unanimous vote, the Company may choose to allow a non-Member to buy the Membership Interest thereby replacing the previous Member. If no individual Member(s) finalize a purchase agreement by 60 days, the withdrawing Member, or their estate, may dispose of their Membership Interest however they see fit, subject to the

limitations in Section III (E) below. If a Member is a corporation, trust, partnership, limited liability Company or other entity and is dissolved or terminated, the powers of that Member may be exercised by its legal representative or successor. The name of the Company may be amended upon the written and unanimous vote of all Members if a Member withdraws, dies, is found incompetent or is terminated.

E. Creation or Substitution of New Members. Any Member may assign in whole or in part its Membership Interest only after granting their fellow Members the right of first refusal, as established in Section III (D) above.

1. *Entire transfer*. If a Member transfers all of its Membership Interest, the transferee shall be admitted to the Company as a substitute Member upon its execution of an instrument signifying its agreement to be bound by the terms and conditions of this Agreement. Such admission shall be deemed effective immediately upon the transfer, and, simultaneously, the transferor Member shall cease to be a Member of the Company and shall have no further rights or obligations under this Agreement.

2. *Partial transfer*. If a Member transfers only a portion of its Membership Interest, the transferee shall be admitted to the Company as an additional Member upon its execution of an instrument signifying its agreement to be bound by the terms and conditions of this Agreement.

3. Whether a substitute Member or an additional Member, absent the written consent of all existing Members of the Company, the transferee shall be a limited Member and possess only the percentage of the monetary rights of the transferor Member that was transferred without any voting power as a Member in the Company.

F. Member Voting.

1. *Voting power*. The Company's Members shall Vote on any matter to be determined by the Company in proportion to their Membership Interest in the Company.

2. *Proxies*. At all meetings of Members, a Member may vote in person or by proxy executed in writing by the Member or by his duly authorized attorney-in-fact. Such proxy shall be delivered to the other Members of

the Company before or at the time of the meeting. No proxy shall be valid after eleven months from the date of its execution unless otherwise provided in the proxy.

G. Members' Duty to File Notices . The Members shall be responsible for preparation, maintenance, filing and dissemination of all necessary returns, notices, statements, reports, minutes or other information to the Internal Revenue Service, the State of New York, and any other appropriate state or federal authorities or agencies. Notices shall be filed in accordance with the section titled "Notices" below. The Members may delegate this responsibility to a Manager at the Members' sole discretion.

H. Fiduciary Duties of the Members. The Members shall have no fiduciary duties whatsoever, whether to each other or to the Company, unless that Member is a Manager of the Company, in which instance they shall owe only the fiduciary duties of a Manager. No Member shall bear any liability to the Company or to other present or former Members by reason of being or having been a Member.

I. Waiver of Partition: Nature of Interest. Except as otherwise expressly provided in this Agreement, to the fullest extent permitted by law, each Member hereby irrevocably waives any right or power that such Member might have to cause the Company or any of its assets to be partitioned, to cause the appointment of a receiver for all or any portion of the assets of the Company, to compel any sale of all or any portion of the assets of the Company pursuant to any applicable law or to file a complaint or to institute any proceeding at law or in equity to cause the dissolution, liquidation, winding up or termination of the Company. No Member shall have any interest in any specific assets of the Company.

J. Disclosure. All Members agree that nothing in this document shall be construed to make Members partners or to grant any interest in any other activity pursued by Members in any other projects except the one set forth in this agreement.

IV. Accounting and Distributions.

A. Fiscal Year. The Company's fiscal year shall end on the last day of December.

B. Records. All financial records including tax returns and financial statements will be held at the Company's primary business address or another location agreed upon by all Members and will be accessible to all Members.

C. Distributions. Distributions shall be issued on a quarterly basis, based upon the Company's fiscal year. The distribution shall not exceed the remaining net cash of the Company after making appropriate provisions for the Company's ongoing and anticipatable liabilities and expenses. Each Member shall receive a percentage of the overall distribution that matches that Member's percentage of Membership Interest in the Company.

V. Tax Treatment Election.

The Company has not filed with the Internal Revenue Service for treatment as a corporation. Instead, the Company will be taxed as a pass-through organization. The Members may elect for the Company to be treated as a C-Corporation, S-corporation or a Partnership at any time.

VI. Board of Managers.

A. Creation of a Board of Managers. The Members may create a board of Managers (the "Board") consisting of Managers appointed at the sole discretion of the Members and headed by the Chairman of the Board. The Members may serve as Managers and may appoint, but are not required to appoint, a Member to serve as the Chairman. The Members may determine at any time in their sole and absolute discretion the number of Managers to constitute the Board, subject in all cases to any requirements imposed by New York State law. The authorized number of Managers may be increased or decreased by the Members at any time in their sole and absolute discretion, subject to New York State law. Each Manager elected, designated or appointed shall hold office until a successor Manager is elected and qualified or until such Manager's earlier death, resignation or removal.

B. Powers and Operation of the Board of Managers. The Board shall have the

power to do any and all acts necessary, convenient or incidental to or for the furtherance of the Company's purposes described herein, including all powers, statutory or otherwise.

1. *Meetings*. The Board may hold meetings, both regular and special, within or outside the State of New York. Regular meetings of the Board may be held without notice at such time and at such place as shall from time to time be determined by the Board. Special meetings of the Board may be called by the Chairman on not less than one day's notice to each Manager by telephone, electronic mail, facsimile, mail or any other means of communication.

    i. At all meetings of the Board, a majority of the Managers shall constitute a quorum for the transaction of business and, except as otherwise provided in any other provision of this Agreement, the act of a majority of the Managers present at any meeting at which there is a quorum shall be the act of the Board. If a quorum shall not be present at any meeting of the Board, the Managers present at such meeting may adjourn the meeting until a quorum shall be present. Any action required or permitted to be taken at any meeting of the Board may be taken without a meeting if all Managers consent thereto in writing, and the writing or writings are filed with the minutes of proceedings of the Board.

    ii. Managers may participate in meetings of the Board by means of telephone conference or similar communications equipment that allows all persons participating in the meeting to hear each other, and such participation in a meeting shall constitute presence in person at the meeting. If all the participants are participating by telephone conference or similar communications equipment, the meeting shall be deemed to be held at the primary business address of the Company.

C. Compensation of Managers. The Board shall have the authority to fix the compensation of Managers. The Managers may be paid their expenses, if any, of attendance at meetings of the Board, which may be a fixed sum for attendance at each meeting of the Board or a stated salary as Manager. No such payment shall preclude any Manager from serving the Company in any other capacity and receiving compensation therefor.

D. Removal of Managers. Unless otherwise restricted by law, any Manager or the entire Board may be removed, with or without cause, by the Members, and any vacancy caused by any such removal may be filled by action of the Members.

E. Managers as Agents. To the extent of their powers set forth in this Agreement, the Managers are agents of the Company for the purpose of the Company's business, and the actions of the Managers taken in accordance with such powers set forth in this Agreement shall bind the Company. Except as provided in this Agreement, no Manager may bind the Company.

F. No Power to Dissolve the Company. Notwithstanding any other provision of this Agreement to the contrary or any provision of law that otherwise so empowers the Board, none of the Board shall be authorized or empowered, nor shall they permit the Company, without the affirmative vote of the Members, to institute proceedings to have the Company be adjudicated bankrupt or insolvent, or consent to the institution of bankruptcy or insolvency proceedings against the Company or file a petition seeking, or consent to, reorganization or relief with respect to the Company under any applicable federal or state law relating to bankruptcy, or consent to the appointment of a receiver, liquidator, assignee, trustee (or other similar official) of the Company or a substantial part of its property, or make any assignment for the benefit of creditors of the Company, or admit in writing the Company's inability to pay its debts generally as they become due, or, to the fullest extent permitted by law, take action in furtherance of any such action.

G. Duties of the Board. The Board and the Members shall cause the Company to do or cause to be done all things necessary to preserve and keep in full force and effect its existence, rights (charter and statutory), and franchises. The Board also shall cause the Company to:

1. Maintain its own books, records, accounts, financial statements, stationery, invoices, checks and other limited liability Company documents and bank accounts separate from any other person;

2. At all times hold itself out as being a legal entity separate from the Members and any other person and conduct its business in its own name;

3. File its own tax returns, if any, as may be required under applicable law,

and pay any taxes required to be paid under applicable law;

4. Not commingle its assets with assets of the Members or any other person, and separately identify, maintain and segregate all Company assets;

5. Pay its own liabilities only out of its own funds, except with respect to organizational expenses;

6. Maintain an arm's length relationship with the Members, and, with respect to all business transactions entered into by the Company with the Members, require that the terms and conditions of such transactions (including the terms relating to the amounts paid thereunder) are the same as would be generally available in comparable business transactions if such transactions were with a person that was not a Member;

7. Pay the salaries of its own employees, if any, out of its own funds and maintain a sufficient number of employees in light of its contemplated business operations;

8. Not guarantee or become obligated for the debts of any other person or hold out its credit as being available to satisfy the obligations of others;

9. Allocate fairly and reasonably any overhead for shared office space;

10. Not pledge its assets for the benefit of any other person or make any loans or advances to any person;

11. Correct any known misunderstanding regarding its separate identity;

12. Maintain adequate capital in light of its contemplated business purposes;

13. Cause its Board to meet or act pursuant to written consent and keep minutes of such meetings and actions and observe all other New York State limited liability Company formalities;

14. Make any permitted investments directly or through brokers engaged and paid by the Company or its agents;

15. Not require any obligations or securities of the Members; and

16. Observe all other limited liability formalities.

Failure of the Board to comply with any of the foregoing covenants shall not affect the status of the Company as a separate legal entity or the limited liability of the Members.

H. Prohibited Actions of the Board. Notwithstanding any other provision of this Agreement to the contrary or any provision of law that otherwise so empowers the Board, none of the Board on behalf of the Company, shall, without the unanimous approval of the Board, do any of the following:

1. Guarantee any obligation of any person;

2. Engage, directly or indirectly, in any business or activity other than as required or permitted to be performed pursuant to the Company's Purpose as described in Section II (A) above; or

3. Incur, create or assume any indebtedness other than as required or permitted to be performed pursuant to the Company's Purpose as described in Section II (A) above.

I. Manager Election. The Members hereby elect Taryn Kosviner as the Manager of the Company. The Manager shall be responsible for the day-to-day running of the operations and affairs of the Company; shall have such powers as are usually exercised by senior officers of New York State limited liability companies; and shall have the authority to bind the Company through the exercise of such powers subject to, and to the extent consistent with, the terms of this Agreement.

VII. Fiduciary Duties of the Board.

A. Loyalty and Care. Except to the extent otherwise provided herein, each Manager shall have a fiduciary duty of loyalty and care similar to that of Managers of business corporations organized under the laws of the State of New York.

B. Competition with the Company. The Managers shall refrain from dealing with

the Company in the conduct of the Company's business as or on behalf of a party having an interest adverse to the Company unless a majority, by individual vote, of the Board of Managers excluding the interested Manager, consents thereto. The Managers shall refrain from competing with the Company in the conduct of the Company's business unless a majority, by individual vote, of the Board of Managers excluding the interested Manager, consents thereto.

C. Duties Only to the Company. The Manager's fiduciary duties of loyalty and care are to the Company and not to the other Managers. The Managers shall owe fiduciary duties of disclosure, good faith, and fair dealing to the Company and to the other Managers. A Manager who so performs their duties shall not have any liability by reason of being or having been a Manager.

D. Reliance on Reports. In discharging the Manager's duties, a Manager is entitled to rely on information, opinions, reports, or statements, including financial statements and other financial data, if prepared or presented by any of the following:

1. One or more Members, Managers, or employees of the Company whom the Manager reasonably believes to be reliable and competent in the matters presented.

2. Legal counsel, public accountants, or other persons as to matters the Manager reasonably believes are within the persons' professional or expert competence.

3. A committee of Members or Managers of which the affected Manager is not a participant, if the Manager reasonably believes the committee merits confidence.

VIII. Dissolution and Liquidation.

A. Limits on Dissolution. The Company shall have a perpetual existence, and shall be dissolved, and its affairs shall be wound up only upon the provisions established in Section II (C) above. Notwithstanding any other provision of this Agreement, the Bankruptcy of any Member shall not cause such Member to cease to be a Member of the Company and upon the occurrence of such an

event, the business of the Company shall continue without dissolution. Each Member waives any right that it may have to agree in writing to dissolve the Company upon the Bankruptcy of any Member or the occurrence of any event that causes any Member to cease to be a Member of the Company.

B. Winding Up. Upon the occurrence of any event specified in Section II(C), the Company shall continue solely for the purpose of winding up its affairs in an orderly manner, liquidating its assets, and satisfying the claims of its creditors. One or more Members, selected by the remaining Members, shall be responsible for overseeing the winding up and liquidation of the Company, shall take full account of the liabilities of the Company and its assets, shall either cause its assets to be distributed as provided under this Agreement or sold, and if sold as promptly as is consistent with obtaining the fair market value thereof, shall cause the proceeds therefrom, to the extent sufficient therefor, to be applied and distributed as provided under this Agreement.

C. Distributions in Kind. Any non-cash asset distributed to one or more Members in liquidation of the Company shall first be valued at its fair market value (net of any liability secured by such asset that such Member assumes or takes subject to) to determine the profits or losses that would have resulted if such asset were sold for such value, such profit or loss shall then be allocated as provided under this Agreement. The fair market value of such asset shall be determined by the Members or, if any Member objects, by an independent appraiser (any such appraiser must be recognized as an expert in valuing the type of asset involved) approved by the Members.

D. Termination. The Company shall terminate when (i) all of the assets of the Company, after payment of or due provision for all debts, liabilities and obligations of the Company, shall have been distributed to the Members in the manner provided for under this Agreement and (ii) the Company's registration with the State of New York shall have been canceled in the manner required by New York State law.

E. Accounting. Within a reasonable time after complete liquidation, the Company shall furnish the Members with a statement which shall set forth the assets and liabilities of the Company as at the date of dissolution and the proceeds and expenses of the disposition thereof.

F. Limitations on Payments Made in Dissolution. Except as otherwise specifically

provided in this Agreement, each Member shall only be entitled to look solely to the assets of the Company for the return of its Initial Contribution and shall have no recourse for its Initial Contribution and/or share of profits (upon dissolution or otherwise) against any other Member.

G. Notice to New York State Authorities. Upon the winding up of the Company, the Member with the highest percentage of Membership Interest in the Company shall be responsible for the filing of all appropriate notices of dissolution with New York State and any other appropriate state or federal authorities or agencies as may be required by law. In the event that two or more Members have equally high percentages of Membership Interest in the Company, the Member with the longest continuous tenure as a Member of the Company shall be responsible for the filing of such notices.

IX. Exculpation and Indemnification.

A. No Member, Manager, employee or agent of the Company and no employee, agent or affiliate of a Member (collectively, the "Covered Persons") shall be liable to the Company or any other person who has an interest in or claim against the Company for any loss, damage or claim incurred by reason of any act or omission performed or omitted by such Covered Person in good faith on behalf of the Company and in a manner reasonably believed to be within the scope of the authority conferred on such Covered Person by this Agreement, except that a Covered Person shall be liable for any such loss, damage or claim incurred by reason of such Covered Person's gross negligence or willful misconduct.

B. To the fullest extent permitted by applicable law, a Covered Person shall be entitled to indemnification from the Company for any loss, damage or claim incurred by such Covered Person by reason of any act or omission performed or omitted by such Covered Person in good faith on behalf of the Company and in a manner reasonably believed to be within the scope of the authority conferred on such Covered Person by this Agreement. Expenses, including legal fees, incurred by a Covered Person defending any claim, demand, action, suit or proceeding shall be paid by the Company. The Covered Person shall be liable to repay such amount if it is determined that the Covered Person is not entitled to be indemnified as authorized in this Agreement. No Covered Person shall be entitled to be indemnified in respect of any loss, damage or claim incurred by such Covered Person by reason of such Covered Person's gross

negligence or willful misconduct with respect to such acts or omissions. Any indemnity under this Agreement shall be provided out of and to the extent of Company assets only.

C. A Covered Person shall be fully protected in relying in good faith upon the records of the Company and upon such information, opinions, reports, or statements presented to the Company by any person as to matters the Covered Person reasonably believes are within such other person's professional or expert competence and who has been selected with reasonable care by or on behalf of the Company, including information, opinions, reports or statements as to the value and amount of the assets, liabilities, or any other facts pertinent to the existence and amount of assets from which distributions to the Members might properly be paid.

D. To the extent that, at law or in equity, a Covered Person has duties (including fiduciary duties) and liabilities relating thereto to the Company or to any other Covered Person, a Covered Person acting under this Agreement shall not be liable to the Company or to any other Covered Person for its good faith reliance on the provisions of this Agreement. The provisions of the Agreement, to the extent that they restrict the duties and liabilities of a Covered Person otherwise existing at law or in equity, are agreed by the Members to replace such other duties and liabilities of such Covered Person.

E. The foregoing provisions of this Article IX shall survive any termination of this Agreement.

X. Insurance.

The Company shall have the power to purchase and maintain insurance, including insurance on behalf of any Covered Person against any liability asserted against such person and incurred by such Covered Person in any such capacity, or arising out of such Covered Person's status as an agent of the Company, whether or not the Company would have the power to indemnify such person against such liability under the provisions of Article IX or under applicable law. This is separate and apart from any business insurance that may be required as part of the business in which the Company is engaged.

XI. Settling Disputes.

All Members agree to enter into mediation before filing suit against any other Member or the Company for any dispute arising from this Agreement or Company. Members agree to attend one session of mediation before filing suit. If any Member does not attend mediation or the dispute is not settled after one session of mediation, the Members are free to file suit. Any lawsuits will be under the jurisdiction of the State of New York.

XII. Independent Counsel.

All Members entering into this Agreement have been advised of their right to seek the advice of independent legal counsel before signing this Agreement. All Members and each of them have entered into this Agreement freely and voluntarily and without any coercion or duress.

XIII. General Provisions.

A. Notices. All notices, offers or other communications required or permitted to be given pursuant to this Agreement shall be in writing and may be personally served or sent by United States mail and shall be deemed to have been given when delivered in person or three (3) business days after deposit in United States mail, registered or certified, postage prepaid, and properly addressed, by or to the appropriate party.

B. Number of Days. In computing the number of days (other than business days) for purposes of this Agreement, all days shall be counted, including Saturdays, Sundays, and holidays; provided, however, that if the final day of any time period falls on a Saturday, Sunday or holiday on which national banks are or may elect to be closed, then the final day shall be deemed to be the next day which is not a Saturday, Sunday or such holiday.

C. Execution of Counterparts. This Agreement may be executed in any number of counterparts, each of which shall be an original, and all of which shall together constitute one and the same instrument.

D. Severability. The provisions of this Agreement are independent of and separable from each other, and no provision shall be affected or rendered invalid or unenforceable by virtue of the fact that for any reason any other or others of them may be invalid or unenforceable in whole or in part.

E. Headings. The Article and Section headings in this Agreement are for convenience and they form no part of this Agreement and shall not affect its interpretation.

F. Controlling Law. This Agreement shall be governed by and construed in all respects in accordance with the laws of the State of New York (without regard to conflicts of law principles thereof).

G. Application of New York State Law. Any matter not specifically covered by a provision of this Agreement shall be governed by the applicable provisions of New York State law.

H. Amendment. This Agreement may be amended only by written consent of the Members. Upon obtaining the approval of any such amendment, supplement, or restatement as to the Certificate, the Company shall cause a Certificate of Amendment or Amended and Restated Certificate to be prepared, executed, and filed in accordance with New York State law.

I. Entire Agreement. This Agreement contains the entire understanding among the parties hereto with respect to the subject matter hereof and supersedes all prior and contemporaneous agreements and understandings, inducements, or conditions, express or implied, oral or written, except as herein contained.

IN WITNESS WHEREOF, the Members have executed and agreed to this Agreement, which shall be effective as of April 19th, 2023.

This Agreement is executed and agreed to by:

Taryn Kosviner
Date: April 19, 2023

John Manuel Gutierrez
Date: April 19, 2023

Andrew Michau
Date: April 19, 2023

Satara Ventures LLC
(by David Tugendhaft)
Date: April 19, 2023

ATTACHMENT A

INITIAL CONTRIBUTIONS OF THE MEMBERS

The Initial Contributions of the Members of Three Years Gone LLC are as follows:

Taryn Kosviner

Contribution: Taryn Kosviner will be contributing time and effort as a producer of this film.

John Gutierrez

Contribution: John Gutierrez will be contributing time and effort as a producer of this film.

Andrew Michau

Contribution: Andrew Michau will be contributing time and effort as a co-producer of this film.

Satara Ventures LLC

Contribution: Satara Ventures will manage all business affairs in relation to the film.